UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30133 / July 10, 2012

In the Matter of

VERSUS CAPITAL MULTI-MANAGER REAL ESTATE
    INCOME FUND LLC
VERSUS CAPITAL ADVISORS LLC

7100 E. Belleview Avenue, Suite 306
Greenwood Village, CO 80111-1632

(812-14008)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(c) AND 18(i) OF THE ACT, UNDER
SECTIONS 6(c) AND 23(c)(3) OF THE ACT GRANTING AN EXEMPTION FROM RULE
23c-3 UNDER THE ACT AND PURSUANT TO SECTION 17(d) AND RULE 17d-1 UNDER
THE ACT

Versus Capital Multi-Manager Real Estate Income Fund LLC and Versus Capital Advisors LLC
filed an application on February 23, 2012, and amendments to the application on April 30, 2012
and June 8, 2012 requesting an order under section 6(c) of the Investment Company Act of 1940
("Act") granting an exemption from sections 18(c) and 18(i) of the Act, under sections 6(c) and
23(c)(3) of the Act granting an exemption from rule 23c-3 under the Act and pursuant to section
17(d) of the Act and rule 17d-1 under the Act. The order permits certain registered closed-end
management investment companies to issue multiple classes of shares and to impose asset-based
distribution fees and early withdrawal charges.

On June 14, 2012, a notice of the filing of the application was issued (Investment Company Act
Release No. 30103). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that proposed repurchases will be made in a manner which does not unfairly
discriminate against any holders of the class or classes of securities to be purchased.

It is further found that the investment company's institution of asset-based distribution fees is consistent with the provisions, policies, and purposes of the Act, and is not on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Versus Capital Multi-Manager Real Estate Income Fund LLC and Versus Capital Advisors LLC (File No. 812-14008),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(c) and 18(i) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from rule 23c-3 is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the investment company's institution of asset-based distribution fees is approved, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary